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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                   SCHEDULE TO
                                 (Rule 14d-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              FIRSTBANK CORPORATION
                       (Name of Subject Company (Issuer))

                         FIRSTBANK CORPORATION (Issuer)
(Name of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                    33761G104
                      (CUSIP Number of Class of Securities)

                             Mr. Thomas R. Sullivan
                             Chief Executive Officer
                              Firstbank Corporation
                              311 Woodworth Avenue
                              Alma, Michigan 48801
                                 (989) 463-3131
                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                   Copies To:

                                Donald L. Johnson
                    Varnum, Riddering, Schmidt & Howlett, LLP
                             333 Bridge Street N.W.
                          Grand Rapids, Michigan 49504
                                 (616) 336-6000

                            CALCULATION OF FILING FEE

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         Transaction Valuation*                      Amount of Filing Fee**

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              $15,000,000                                     $1,901

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* Calculated in accordance with Rule 0-11 of the Securities Exchange Act of
1934. This calculation assumes the purchase of 500,000 shares, no par value, at the tender offer price of $xx.xx per share in cash. ** The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, and Fee Advisory #7 for Fiscal Year 2004 issued by the Securities and Exchange Commission, equals $126.70 per million of the value of the transaction.

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[ ] Check the box if any part of the fee is offset as provided by Rule
0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.
Amount Previously Paid: N/A.                Filing Party: N/A.
Form or Registration No.: N/A.              Date Filed: N/A.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[ ] third-party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ].


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                                   SCHEDULE TO

     This Tender Offer Statement on Schedule TO relates to an issuer tender offer by Firstbank Corporation, a Michigan corporation, to purchase up to 500,000 of its common shares, no par value. The Company is offering to purchase these shares at a price of $xx.xx per share, net to the seller in cash, without interest. The Company's tender offer is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 15, 2004 and the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the tender offer. This tender offer statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended.

Item 1. Summary Term Sheet.

     The information set forth in the Offer to Purchase under the section captioned "Summary" is incorporated herein by reference.

Item 2. Subject Company Information.

     (a) The issuer of the securities to which this Schedule TO relates is Firstbank Corporation, a Michigan corporation (the "Company"), and the address of its principal executive office and its mailing address is 311 Woodworth Ave, Alma, Michigan 48801, and the telephone number at such address is (989) 463-3131.

     (b) This Schedule TO relates to the offer by the Company to purchase up to 500,000 (or such lesser number of shares as are properly tendered) of its common shares, no par value (the "Shares"), 5,597,205 of which Shares were outstanding as of June 10, 2004.

     (c) The information set forth in "Summary" and "Section 8. Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

     (a) The Filing Person to which this Schedule TO relates is the subject Company. For information regarding the subject Company, see Item 2(a) above. The information set forth in "Section 11. - Information About Our Shares; Interests of Directors, Executive Officers and Certain Shareholders; Transactions and Arrangements Concerning Shares" is incorporated herein by reference.

Item 4. Terms of the Transaction.

     (a) The information set forth in "Summary" and "Section 1. - Number of Shares; Price; Priority of Purchase," "Section 2. - Purpose of and Reasons for the Tender Offer," "Section 3. - Procedures for Tendering Shares," "Section 4. - Withdrawal Rights," "Section 5. - Purchase of Shares and Payment of Purchase Price," "Section 6. - Conditional Tender Procedures," "Section 7. - Conditions of Our Offer," "Section 9. - Source and Amount of Funds," "Section 11. - Information About Our Shares; Interests of Directors, Executive Officers and Certain Shareholders; Transactions and Arrangements Concerning Shares," "Section
12. - Effects of Our Offer on the Market for Our Shares; Registration under the Exchange Act," "Section 14. - Federal Income Tax Consequences," and "Section 15.
- Extension of Our Offer; Termination; Amendment" of the Offer to Purchase is incorporated herein by reference.

     (b) The Company's directors, executive officers, and affiliates are entitled to participate in the offer on the same basis as all other shareholders. Participants in Firstbank Corporation's Dividend Reinvestment Plan are also entitled to participate in the offer as to their shares held in plan accounts on the same basis as all other shareholders. The Company is not aware of whether any participants in the Dividend Reinvestment Plan will tender any of their shares in the plan for purchase by the Company. The information set forth in "Section 3. -- Procedures for Tendering Shares" and "Section 11. Information About Our Shares; Interests of Directors, Executive Officers and Certain Shareholders, Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.


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Item 5. Past Contacts, Transactions, Negotiations and Agreements.

     (e) The information set forth in "Section 11. -- Information About Our Shares; Interests of Directors and Executive Officers and Certain Shareholders; Transactions and Arrangements Concerning Shares" is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

     (a)-(c) The information set forth in "Section 2. -- "Purposes of and Reasons for the Offer." And "Section 11. Information About Our Shares; Interests of Directors, Executive Officers and Certain Shareholders; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

     (a) The information set forth in "Section 9. -- Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth in "Section 7. -- Conditions of Our Offer" and "Section 9. -- Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

     (d) Not applicable.

Item 8. Interest in Securities of the Subject Company.

     (a)-(b) The information set forth in "Section 11. -- Information about our Shares; Interests of Directors, Executive Officers and Certain Shareholders; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets Retained, Employed, Compensated Or Used.

     (a) The information set forth in "Section 16. -- Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements.

     (a) Financial Information; Pro Forma Information. Not applicable. Notwithstanding that financial statements are not required pursuant to Instruction 2 to Item 10, the Company has provided certain historical financial information and certain pro forma financial information for the most recent fiscal quarter, and has incorporated by reference certain documents filed with the Securities and Exchange Commission, in Section 10 of the Offer to Purchase ("Information About Us").

Item 11. Additional Information.

     (a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in Section 10 of the Offer to Purchase ("Information Regarding About Us"), Section 11 of the Offer to Purchase ("Interests of Directors, Executive Officers and Certain Shareholders; Transactions and Arrangement Concerning Shares") and Section 13 of the Offer to Purchase ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

     (b) Other Material Information. The information set forth in the Offer to Purchase and the accompanying Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.


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Item 12. Exhibits.

(a)(1)(i)        Form of Offer to Purchase, dated June 15, 2004
(a)(1)(ii)       Form of Letter of Transmittal (including Certification of
                 Taxpayer Identification Number on Form W-9)
(a)(1)(iii)      Notice of Guaranteed Delivery
(a)(1)(iv)       Form of Letter to Brokers, Dealers, Commercial Banks,
                 Trust Companies and Other Nominees (a)(1)(v) Form of
                 Letter from Brokers, Dealers, Commercial Banks, Trust
                 Companies and Other Nominees to
                 their Clients
(a)(1)(vi)       Instruction Form for Shares Held by Brokers, Dealers,
                 Commercial  Banks and Trust Companies (a)(1)(vii) Form of
                 Letter to Shareholders of Firstbank Corporation, dated
                 June 15, 2004, from Thomas R. Sullivan, Chief Executive Officer and President of Firstbank Corporation
(a)(1)(viii)     Guidelines for Certification of Taxpayer Identification Number
                 on Substitute Form W-9
(a)(1)(ix)       Press Release issued by Firstbank Corporation, dated
                 June 15, 2004
(a)(1)(x)        Questions and Answers Brochure
(b)              Promissory Note for the Line of Credit with LaSalle Bank
(d)              None
(g)              None
(h)              None

Item 13. Information Required By Schedule 13e-3.

         Not applicable.



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                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                FIRSTBANK CORPORATION


                                                By: /s/ Thomas R. Sullivan
                                                   -----------------------------
                                                         Thomas R. Sullivan
                                                         Chief Executive Officer
                                                         And President
Dated: June 15, 2004


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                                  EXHIBIT INDEX

Exhibit Number                 Description

Ex.99(a)(1)(i)    Form of Offer to Purchase, dated June 15, 2004

Ex.99(a)(1)(ii)   Form of  Letter  of  Transmittal  (including Certification  of
                  Taxpayer Identification Number on Form W-9)
Ex.99(a)(1)(iii)  Notice of Guaranteed Delivery
Ex.99(a)(1)(iv)   Form of Letter to Brokers,  Dealers, Commercial  Banks,  Trust
                  Companies and Other Nominees
Ex.99(a)(1)(v)    Form of Letter from Brokers, Dealers, Commercial  Banks, Trust
                  Companies and Other Nominees to their Clients
Ex.99(a)(1)(vi)   Instruction Form for Shares Held by Brokers, Dealers,
                  Commercial Banks and Trust Companies

Ex.99(a)(1)(vii)  Form of Letter to Shareholders of
                  Firstbank Corporation, dated June 15, 2004, from
                  Thomas R. Sullivan, Chief Executive Officer and
                  President of Firstbank Corporation
Ex.99(a)(1)(viii) Guidelines for Certification of Taxpayer Identification Number
                  on Substitute Form W-9
Ex.99(a)(1)(ix)   Press Release issued by Firstbank  Corporation, dated June 15,
                  2004
Ex.99(a)(1)(x)    Questions and Answers Brochure
Ex.99(b)          Promissory Note for the Line of Credit with LaSalle Bank